

SECURIT.

08032048

N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__ 4/1/2007 _____ AND ENDING___ 3/31/08 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coordinated Capital Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

704 River Place Commerce Center III

(No. and Street)

Madison   WI   53716

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mari Buechner   608-221-4545

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP

(Name – *if individual, state last, first, middle name*)

115 South 84th Street, Suite 400   Milwaukee   WI   53214

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

PROCESSED

CEO
Mail Processing
Section

☒ Certified Public Accountant

JUN 1 2 2008

☐ Public Accountant

JUN 2 2008

☐ Accountant not resident in United States or any of its possessions.

THOMSON REUTERS

Washington. DC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, ___Donna J. Peters_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Coordinated Capital Securities, Inc._____ , as of ___March 31_____ , 20 _08___ , are true and correct. 1 further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

___Executive Vice-President___
Title

Notary Public

NOTARY PUBLIC
STATE OF WISCONSIN
TRACY WILLIAMS

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Coordinated Capital Holdings, Inc.)

Madison, Wisconsin

March 31, 2008

FINANCIAL STATEMENTS

Including Independent Auditors' Report

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

TABLE OF CONTENTS



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INDEPENDENT AUDITORS' REPORT

Board of Directors
Coordinated Capital Securities, Inc.
Madison, Wisconsin

We have audited the accompanying statement of financial condition of Coordinated Capital Securities, Inc. (a wholly-owned subsidiary of Coordinated Capital Holdings, Inc.) as of March 31, 2008 and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coordinated Capital Securities, Inc. as of March 31, 2008 and the results of its operations, changes in its stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
May 21, 2008

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
March 31, 2008

ASSETS

Cash and cash equivalents	$ 205,076
Marketable securities	202,201
Commissions receivable	437,932
Customer List	42,000
TOTAL ASSETS	**$ 887,209**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$ 4,493
Commissions payable	475,164
Total Liabilities	479,657

STOCKHOLDER'S EQUITY

Common stock, $1 par value; 56,000 shares authorized; 6,000 shares issued and outstanding	6,000
Additional paid-in capital	244,476
Retained earnings	157,076
Total Stockholder's Equity	407,552
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 887,209**

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF OPERATIONS
Year Ended March 31, 2008

REVENUE	
Commissions	$ 7,646,102
Other income	465,126
Total Revenue	8,111,228
OPERATING EXPENSES	
Commissions, other compensation and related benefits	6,230,965
Clearing and execution	136,762
Management fees	985,000
Other operating expenses	664,658
Total operating expenses	8,017,385
Income Before Taxes	93,843
INCOME TAXES	51,272
NET INCOME	$ 42,571

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF STOCKHOLDER'S EQUITY
Year Ended March 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCES, March 31, 2007	$ 6,000	$ 244,476	$ 114,505	$ 364,981
2008 net income	-	-	42,571	42,571
BALANCES, March 31, 2008	$ 6,000	$ 244,476	$ 157,076	$ 407,552

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF CASH FLOWS
Year Ended March 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 42,571
Adjustments to reconcile net income to net cash flows from operating activities	
Net unrealized gain on investments	(1,131)
Changes in operating assets and liabilities	
Commissions receivable	(40,467)
Accounts payable	2,657
Commissions payable	63,651
Net Cash Flows from Operating Activities	67,281
CASH FLOWS USED IN INVESTING ACTIVITIES	
Purchase of investments	(14,020)
Net Cash Flows used in Investing Activities	(14,020)
Net Change in Cash and Cash Equivalents	53,261
CASH AND CASH EQUIVALENTS - Beginning of Year	151,815
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 205,076
Supplemental cash flow disclosures	
Cash paid for income taxes	$ 51,272

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS
March 31, 2008

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Coordinated Capital Securities, Inc. (the "Company") is a Wisconsin corporation formed on December 8, 1982 for the purpose of conducting business as a broker-dealer in securities. The Company deals in mutual funds and variable annuity investments with investment companies throughout the United States on behalf of customers in Wisconsin. The Company provides discount brokerage services through its division, Coltrane Securities. The Company provides investment advisor services through its division, Coordinated Capital Advisory. The Company is a wholly-owned subsidiary of Coordinated Capital Holdings, Inc. (the "Parent").

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances primarily in area banks. Cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has settled cash balances on deposit at March 31, 2008, that exceeded the FDIC insured amounts by $105,076.

Marketable Securities

Marketable securities, primarily mutual funds, are stated at market value and are classified as trading securities. Realized and unrealized gains and losses on trading securities are included in other income.

Reserves and Custody of Securities

For transactions in mutual fund shares and variable annuity products, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items, (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customers funds and securities and does not otherwise hold customer funds or securities or perform custodial services for customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Commissions Receivable

The Company uses the allowance method to account for uncollectible commissions receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of commissions receivable. As of March 31, 2008, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Commission Revenue

The Company recognizes revenue at the time applications are completed and submitted. Transactions involving registered traded securities are processed through a clearing broker-dealer and commissions are recorded on a trade date basis.

Customer List

The customer list is carried at cost. Each year the Company reviews the list and writes off any accounts which are no longer active customers.

Income Taxes

The Company is included in the consolidated income tax return of the Parent. The Company pays the income taxes for which they are liable.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The Statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. The Company will be required to adopt this Statement beginning on April 1, 2008. This Statement will have no material impact on the financial statements of the Company.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS
March 31, 2008

NOTE 1 - Summary of Significant Accounting Policies (cont.)

During February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not believe that the adoption of SFAS 159 will have a material effect on its results of operations or financial position.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2008, the Company had net capital of $290,218 and a net capital requirement of $50,000. The Company's net capital ratio as of March 31, 2008 was 1.65 to 1.

NOTE 3 - Off Balance Sheet Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

NOTE 4 - Related Party Transactions

The Company is wholly owned by the Parent. Through common ownership/management, the Company is also affiliated with Coordinated Capital Consultants of Wisconsin, Inc., and Coordinated Partners, Inc. Coordinated Partners, Inc. is the general partner of several limited partnerships.

The Parent assumes responsibility for all income tax liabilities.

During the period ended March 31, 2008, the Company paid management fees of $985,000 to the Parent. Included in these fees were reimbursements for office space, administrative assistance, and other miscellaneous operating expenses.

SUPPLEMENTAL INFORMATION



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INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL FINANCIAL INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors
Coordinated Capital Securities, Inc.
Madison, Wisconsin

We have audited the accompanying financial statements of Coordinated Capital Securities, Inc. (a wholly-owned subsidiary of Coordinated Capital Holdings, Inc.) as of and for the year ended March 31, 2008, and have issued our report thereon dated May 21, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental financial information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
May 21, 2008

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1
March 31, 2008

AGGREGATE INDEBTEDNESS

Account payables	$	4,493
Commission payable		475,164
Total Aggregate Indebtedness	$	479,657
Minimum required net capital (based on aggregate indebtedness)	$	31,977

NET CAPITAL

Stockholder's equity	$	407,552
Deductions:		
Non-allowable commissions receivable		(48,688)
Haircuts on investments		(26,646)
Other long-term assets		(42,000)
Net Capital		290,218
Net capital requirement (Minimum)		50,000
Capital in excess of minimum requirement	$	240,218
Ratio of aggregate indebtedness to net capital		1.65 to 1

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).



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REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Coordinated Capital Securities, Inc.
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements of Coordinated Capital Securities, Inc. (the "Company"), as of and for the year ended March 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
May 21, 2008

